Exhibit 12

AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	2009	2008	2007	2006	2005

Earnings:
Income (loss) before income taxes and cumulative effect of accounting change	$(1,752)	$(2,118)	$456	$189	$(893)

Add: Total fixed charges (per below)	1,662	1,678	1,876	1,987	1,882

Less: Interest capitalized	42	33	20	29	65
Total earnings (loss)	$(132)	$(473)	$2,312	$2,147	$924

Fixed charges:
Interest	$689	$703	$857	$969	$897

Portion of rental expense representative of the interest factor	877	847	898	898	876

Amortization of debt expense	96	128	121	120	109
Total fixed charges	$1,662	$1,678	$1,876	$1,987	$1,882

Ratio of earnings to fixed charges	-	-	1.23	1.08	-

Coverage deficiency	$1,794	$2,151	$-	$-	$958